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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                    FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                            -----------------------
                         IMPAC MORTGAGE HOLDINGS, INC.
                              (Name of applicant)

                            -----------------------
                              20371 Irvine Avenue
                      Santa Ana Heights, California  92707
                    (Address of principal executive offices)

                            -----------------------

          Securities to be Issued Under the Indenture to be Qualified

                            -----------------------



            Title of Class                                   Amount
            --------------                                   ------

  11% Senior Subordinated Debentures due February          $35,000,000
  15, 2004

                 Approximate date of proposed public offering:
                               February 24, 1999

                     Name and address of agent for service:
                              Joseph R. Tomkinson
                              20371 Irvine Avenue
                      Santa Ana Heights, California  92707
                                 (714) 556-0122

                            -----------------------

                                   Copies to:
                            Thomas J. Poletti, Esq.
                             Susan B. Kalman, Esq.
                             David M. Tamman, Esq.
                          Freshman, Marantz, Orlanski,
                                 Cooper & Klein
                    9100 Wilshire Boulevard, Suite 800 East
                        Beverly Hills, California  90212
                                 (310) 273-1870


The Registrant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon written request of the Registrant.

                                    GENERAL


1.   General Information.

     (a) Form of organization. A corporation which elects to be taxed at the corporate level as a real estate investment trust.

     (b) State or other sovereign power under the laws of which organized. Maryland.

2.   Securities Act Exemption Applicable.

     Impac Mortgage Holdings, Inc. (the "Company") is relying on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") provided by Section 3(a)(9) thereunder in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Offering Circular dated February 24, 1999 (the "Offering Circular"), and the related Letter of Transmittal, and consists of an offer to exchange up to $35,000,000 aggregate principal amount of its 11% Senior Subordinated Debentures due February 15, 2004 (the "Debentures") for up to 5,000,000 shares of its Common Stock, $.01 par value per share ("Common Stock") (including the associated Preferred Share Purchase Rights (the "Rights" and together with the Common Stock, the "Shares")). Unless the Rights become exercisable or separately tradeable prior to the expiration of the Exchange Offer, a tender of Shares will also constitute a tender of the associated Rights. The Company will determine an exchange price (the "Exchange Price") of no greater than 120% nor less than 105% of the average closing sales price of the Shares as reported by the American Stock Exchange for the two trading day period ending two trading days prior to the Expiration Date (the "Average Price"), provided that the maximum Exchange Price
shall not exceed $7.00 per share.   The exact maximum principal amount of
Debentures to be exchanged will be a function of the Average Price. The Company will exchange validly tendered Shares for a principal amount of Debentures equal to the number of Shares tendered at or below the Exchange Price multiplied by the Exchange Price. The Company will select as the final Exchange Price the lowest Exchange Price which would permit the maximum number of Shares to be exchanged in the Exchange Offer.

     There have not been any sales of securities of the same class as the Debentures, nor are there any such other sales planned, by the Company or by or through an underwriter at or about the time of the Exchange Offer.

     The Company has retained D.F. King & Co., Inc. as the "Information Agent," and IBJ Whitehall Bank & Trust Company as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and Exchange Agent will only provide to holders of the Shares information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of the Shares and the Debentures. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and the Exchange Agent will be paid reasonable fees directly by the Company for their services.

     There are no cash payments made or to be made by any holder of the Common Stock.

                                 AFFILIATIONS


3.   Affiliates.

     The following is a list of all direct and indirect subsidiaries of the Company. Indirect subsidiaries are indented and listed under their direct parent. Unless otherwise indicated, the basis of control is ownership of equity securities and all subsidiaries are wholly owned subsidiaries.

Impac Mortgage Holdings, Inc.

     A. Impac Funding Corporation (the Company owns 99% of the economic interest in Impac Funding Corporation, but does not have any voting power with respect to the shares of Impac Funding Corporation it owns)

          1. Impac Secured Assets Corp. (a wholly owned subsidiary of Impac Funding Corp.)
     B. Impac Warehouse Lending Group, Inc. (a wholly owned subsidiary of the Company)
     C.   IMH Assets Corp. (a wholly-owned subsidiary of the Company).



                             MANAGEMENT AND CONTROL


4.  Directors and Executive Officers.

         Name                                Address                                  Office
Joseph R. Tomkinson               20371 Irvine Avenue, Santa Ana           Chief Executive Officer and
                                  Heights, California  92707               Chairman

William S. Ashmore                20371 Irvine Avenue, Santa Ana           President, Chief Operating
                                  Heights, California  92707               Officer and Director

Richard J. Johnson(1)             20371 Irvine Avenue, Santa Ana           Executive Vice President and
                                  Heights, California  92707               Chief Financial Officer

Mary C. Glass Schannault          20371 Irvine Avenue, Santa Ana           Senior Vice President
                                  Heights, California  92707

Ronald  Morrison                  20371 Irvine Avenue, Santa Ana           Secretary and General Counsel
                                  Heights, California  92707

H. Wayne Snavely                  23550 Hawthorne Blvd. Building           Director
                                  One, Suite 110, Torrance,
                                  California  90505

James Walsh                       4 Campus Drive, Parsippany, New          Director
                                  Jersey  07054

Frank P. Filipps                  1601 Market Street, 12th Floor,          Director
                                  Philadelphia, Pennsylvania  19103

Stephan R. Peers                  2900 Rohrer Drive, Lafayette,            Director
                                  California  94549

(1) Mr. Johnson was the Senior Vice President and Secretary of the Company from its formation until January and July 1998, respectively.

5.   Principal Owners of Voting Securities.

     As of February 18, 1999, the following beneficially owned 10% or more of the voting securities of the Company:

                                                                                             Percentage of
  Name and Complete                                                          Amount        Voting Securities
   Mailing Address               Title of Class Owned                        Owned               Owned
Prime Acquisition Corp.       Series B 10.5% Cumulative                     800,000(1)           14.0(1)
200 Manaroneck Ave.           Convertible Preferred Stock
White Plains, NY 10601

(1) Prime Acquisition Corp. ("Prime") is deemed to beneficially own 17% of the voting securities of the Company as a result of its purchase of 800,000 shares of the Company's Series B 10.5% Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"). The Series B Preferred Stock does not have voting rights, absent the occurrence of certain events. Each share of the Series B Preferred Stock is convertible at Prime's option into
     5.050505 shares of the Company's Common Stock, subject to adjustment under certain circumstances.


                                  UNDERWRITERS


6.   Underwriters.

     The following are the names and complete mailing addresses of (a) each person who within three years prior to the date of the filing of this application, acted as an underwriter of any securities of the Company which were outstanding on the date of filing this application, and (b) each proposed principal underwriter of the debentures to be offered:

     (a) The only securities of the Company that have been underwritten during the last three years is its Common Stock. The following were the underwriters for the Company's issuances of Common Stock for the last three years:

          PaineWebber Incorporated
          1285 Avenue of the Americas, 12th Floor
          New York, NY  10019

          CIBC Oppenheimer Corp.
          200 Liberty Street, 39th Floor
          New York, NY  10171

          EVEREN Securities, Inc.
          77 West Wacker Drive, Suite 2900
          Chicago, IL  60601-1694

          Stifel, Nicolaus & Company Incorporated
          500 North Broadway, Suite 1500
          St. Louis, MO  63102

     (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                               CAPITAL SECURITIES


7.   Capitalization.

     (a) The following information is provided as to each authorized class of securities of the Company as of February 18, 1999:

Title of Class                                     Shares Authorized            Shares Outstanding
Common Stock, $0.01 par valuE                             50,000,000                    24,766,465

Preferred Stock, $0.01 par value                          10,000,000                     1,200,000(1)

Series A Junior Participating                              2,500,000                             0
Preferred Stock, $0.01 par value

Series B 10.5% Cumulative Convertible                      1,200,000                     1,200,000
Preferred Stock, $0.01 par value

_____________________
(1) Represents the 1,200,000 shares of the Company's Series B Preferred Stock outstanding.

     The Company also has issued outstanding options to purchase up to 998,875 shares of Common Stock with exercise prices ranging from $7.50 to approximately $18.17 per share.

     (b) Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, subject to restrictions in the Charter on transfer of stock. The Board of Directors may issue shares of Preferred Stock from time to time with such voting rights as they deem fit, subject to restrictions in the Charter on transfer of stock. Each share of Series A Junior Participating Preferred Stock is entitled to 100 votes on all matters submitted to a vote of stockholders. The Series B Preferred Stock is non-voting, except as to matters which directly, adversely affect the rights, preferences and privileges of the Series B Preferred stockholders, including the amendment of the Articles Supplementary of the Series B Preferred Stock. Options to purchase Common Stock do not give the holder voting rights.


                              INDENTURE SECURITIES


8.   Analysis of Indenture Provisions.

     The following is an analysis of the indenture provisions required under
Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

     For purposes of this Section 8, the "Indenture" refers to the Indenture, as supplemented and amended by the First Supplemental Indenture thereto, to be entered into by and between Impac Mortgage Holdings, Inc. and IBJ Whitehall Bank & Trust Company (the "Trustee"), pursuant to which the Debentures will be issued. Other capitalized terms are defined in the Indenture or in the Offering Circular. An unlimited amount of securities ("Securities") may be issued under the Indenture in one or more series of which the Debentures will be one series.

     A.  EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) default in the payment of any interest upon any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of or any premium on any Security of that series at its Maturity; (c) default in the deposit of any sinking fund payment, when and as due by the terms of a Security of that series; (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this paragraph specifically dealt with or which has expressly been included in the Indenture solely for the benefit of a series of Securities other than that series), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" pursuant to the terms of the Indenture; (e) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; (f) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or state law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; or (g) any other Event of Default provided with respect to Securities of that series. There are no additional Events of Default provided for the Debentures.

     If a default occurs hereunder and is actually known to the Trustee with respect to Securities of any series, the Trustee shall give the Holders of Securities of such series notice of such default within ninety (90) days after its occurrence as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default of the character specified in subclause (d) of the immediately preceding paragraph with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this paragraph, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series. Except in the case of a default in the payment of a principal of, premium, if any, or interest on any Security, the Trustee may withhold notice, if, and so long as, a committee of Responsible Officers in good faith determines that withholding the notice is in the best interest of the Holders.

     B.  AUTHENTICATION AND DELIVERY

     The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile.

     Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

     At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities. If the form or terms of the Securities of the series have been established by or pursuant to one or more Board Resolutions as permitted under the Indenture, in authenticating such Securities, and accepting the additional responsibilities under the Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to the provisions of the Indenture) shall be fully protected in relying upon, an Opinion of Counsel stating: (1) if the form of such Securities has been established by or pursuant to Board Resolution as permitted under the Indenture, that such form has been established in conformity with the provisions of the Indenture; (2) if the terms of such Securities have been established by or pursuant to Board Resolution as permitted under the Indenture, that such terms have been established in conformity with the provisions of the Indenture; and (3) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or effecting creditors' rights and to general equity principles.

     If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to the Indenture will affect the Trustee's own rights, duties or immunities under the Securities and the Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

     Notwithstanding the provisions of the Indenture and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officers' Certificate otherwise required pursuant to the Indenture or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued. Each Security shall be dated the date of its authentication.

     No Security shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for in the Indenture executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered under the Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered under the Indenture but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided pursuant to the Indenture, for all purposes of the Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of the Indenture.

     C.  RELEASE OF PROPERTY SUBJECT TO LIEN

     The Company's obligations under the Securities will not be secured by any liens or security interests on any assets of the Company. Therefore, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

     D.  SATISFACTION AND DISCHARGE

     The Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities expressly provided for in the Indenture), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when (1) either (A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation; or (B) all such Securities not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose money in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and (3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

     E. EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to
Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.


9.   Other Obligors.

     No person other than the Company is an obligor with respect to the Debentures.

     Contents of application for qualification. This application for qualification comprises:

     (a)  Pages numbered 1 to 10, consecutively.
     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.
     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

  Exhibit 99.1: Form T-1 Statement of Eligibility of IBJ Whitehall Bank & Trust Company under the Trust Indenture Act of 1939.


  Exhibit 99.T3A-1: Charter of the Company (incorporated by reference to the Exhibit

                     3.1 to the Company's Registration Statement on Form S-11, as amended (File No. 33-96670), filed with the SEC on September 7, 1995).


  Exhibit 99.T3A-2: Articles of Amendment of the Company (incorporated by reference to Exhibit No. 3.1(a) of the Company's Current Report on Form 8-K, as amended, dated January 28, 1998).



  Exhibit 99.T3A-3: Articles Supplementary of Series A Junior Participating Preferred Stock of the Company.



  Exhibit 99.T3A-4: Articles Supplementary of Series B 10.5% Cumulative Convertible Preferred Stock of the Company (incorporated by reference to Exhibit No. 3.1b of the Company's Current Report on Form 8-K, as filed December 23, 1998).

  Exhibit 99.T3B-1: Bylaws of the Company, as amended and restated (incorporated by reference to Exhibit No. 3.2 of the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 1998).

  Exhibit 99.T3C-1:  Form of Indenture to be qualified.

  Exhibit 99.T3C-2:  Form of First Supplemental Indenture.

  Exhibit 99.T3D:    Inapplicable.

  Exhibit 99.T3E-1: Offering Circular, dated February 24, 1999 (incorporated by reference to the Company's Schedule 13E-4 filed on February 24, 1999).

  Exhibit 99.T3E-2: Form of Letter of Transmittal, dated February 24, 1999 and accompanying documents (incorporated by reference to the Company's Schedule 13E-4 filed on February 24, 1999).

  Exhibit 99.T3E-3: Form of Notice of Guaranteed Delivery, dated February 24, 1999 (incorporated by reference to the Company's 13E-4 filed on February 24, 1999).

  Exhibit 99.T3F:    Cross Reference Sheet (see the first three pages of
                     Exhibit 99.T3C-1).

                                   SIGNATURE



     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Impac Mortgage Holdings, Inc., a corporation organized and existing under the laws of the State of Maryland, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Santa Ana Heights, and State of California, on the 24th day of February, 1999.


[SEAL]                              IMPAC MORTGAGE HOLDINGS, INC.


                                        /s/ Joseph R. Tomkinson
                                    _______________________________________
                                    By:     Joseph R. Tomkinson
                                    Title:  Chairman of the Board and Chief
                                            Executive Officer


Attest:   /s/ Ronald Morrison           /s/ Richard J. Johnson
       ----------------------       ------------------------------------------
       Name:  Ronald Morrison       Name:   Richard J. Johnson
       Title:  Secretary            Title:  Executive Vice President and Chief
                                            Financial Officer